Exhibit 99-1
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 [GRAPHIC OMITTED]        KOOR INDUSTRIES COMPLETES SALE OF SHERATON MORIAH
Koor Industries Ltd.      FOR APPROX. $24 MILLION



Tel Aviv, Israel - April 26, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that it has completed the sale of its entire 56.5% shareholding in Sheraton Moriah Israel Ltd. to Azorim Tourism Ltd., a company in which Azorim Development and Construction Co. Ltd. ("Azorim") owns 75% and Boymelgreen Capital Ltd owns 25%, for a total consideration of approximately $24.0 million.

The first installment in the amount of $6.3 million was received on December 21, 2006, the second in the amount of approximately $8.6 million was received today.

The remaining amount of $9.1 million, guaranteed by Azorim, will be received no later than March 27, 2008, as follows: (a) One half of the said amount shall be paid in NIS (in accordance with the last representative dollar exchange rate known on the date of payment); and (b) The other half shall be paid in NIS (in accordance with the representative dollar exchange rate known on the date of execution of the agreement), linked to the rate of change of the Israeli Consumer Price Index (CPI) known on March 27, 2008 relative to the CPI known on the date of execution of the agreement (Basic Index), and such that the said amount shall, in no event, be lower than the amount calculated according to the Basic Index.

Following the closing of the transaction Koor has been released from guaranties provided to banks to secure bank debt of Sheraton Moriah in the amount of approx. $9.2 million.

Koor currently estimates that it will record a capital gain as a result of the transaction of approximately NIS 14 million in the second quarter of 2007.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.